

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 25, 2014

Via Email
Akira Morikawa
President and Chief Executive Officer
LINE Corporation
Shibuya Hikarie, 27th Floor
21-1 Shibuya 2-chome
Shibuya-ku, Tokyo 150-8510, Japan

> **Re:** **LINE Corporation**
> **Draft Registration Statement on Form F-1**
> **Submitted June 30, 2014**
> **CIK No. 0001611820**

Dear Mr. Morikawa:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1.   Since you appear to qualify as an "emerging growth company," as defined in the Jumpstart Our Business Startups Act, please disclose that you are an emerging growth company. In addition, revise your prospectus elsewhere to describe how and when a company may lose emerging growth company status and provide a brief description of the exemption from Section 404(b) of the Sarbanes-Oxley Act of 2002.

2.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or

distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

3. We will process your amendments without price ranges. Since the price range you select will affect disclosure in several sections of the filing, we will need sufficient time to process your amendments once a price range is included and the material information now appearing blank throughout the document has been provided. The effect of the price range on disclosure throughout the document may cause us to raise issues on areas not previously commented on.

4. With respect to all third-party statements in your prospectus, such as from App Annie Limited and IDC, please provide us with the relevant portion of the industry research reports you cite. To expedite our review, please clearly mark each source to highlight the applicable portion of the section containing the statistic, and cross-reference it to the appropriate location in your prospectus. Also, please tell us whether any of the reports were prepared for you or in connection with the offering.

Prospectus Cover Page

5. Please revise to identify the sole selling shareholder as the NAVER Corporation, the parent company of Line Corporation that currently holds 100% of the outstanding securities of Line Corporation.

Conventions Used in This Prospectus

6. Please move the glossary so that it does not appear between the inside cover page and the prospectus summary. Please consider using replacing specialized definitions with short descriptive phrases that you use throughout the text, and also consider whether some of the terms you have included in the glossary have readily understood meanings that do not require legalistic definitions in the disclosure document.

Prospectus Summary

7. Please clarify whether the company will be a "controlled company" under the definition of the applicable stock exchange and provide appropriate disclosure on the prospectus cover page, prospectus summary and risk factors to the extent appropriate.

Summary Risk Factors, page 7

8. Please consider referencing potential conflicts of interest between the company and NAVER Corporation. For example, some of your senior management have overlapping duties with NAVER Corporation, including the Chairman of the Board of Directors, chief financial officer and a corporate auditor, and you have a jointly owned subsidiary. As a further example, there is no contractual agreement between you and NAVER delineating

spheres of operations and NAVER's current or future products and services could compete with your own.

Our intellectual property rights are valuable, and our inability to protect them could reduce the value of our products, services and brand, page 30

9.   We note that you have a significant number of users in China (see p. 92). Accordingly, identify China as one of those countries in which effective intellectual property protection may not be available.

Upon completion of this global offering, NAVER Corporation will own…, page 32

10.   Please consider disclosing that your borrowing arrangement entered into in October 2013 contains a restrictive covenant requiring NAVER Corporation to own 50.1% or more shares of the company. This provision appears to allow NAVER to continue to have substantial control over the company.

We may be classified as a passive foreign investment company for U.S. federal income tax purposes…, page 35

11.   In this risk factor, and in the "United States Federal Income Taxation" section (pp. 150-151), disclose, if true, that you do not intend to provide the information that would enable your shareholders, including your ADS holders, to make a qualified electing fund ("QEF") election, which election could mitigate the adverse U.S. federal income tax consequences should you be classified as a PFIC.

The requirements of being a public company may strain our resources and divert management's attention, page 38

12.   Clarify that, as a public company, your consolidated financial statements have been, and will be, prepared in accordance with IFRS *as issued by the IASB*.

As a foreign private issuer, we are permitted to, and we will, rely on exemptions from certain SEC and New York Stock Exchange or NASDAQ Global Market corporate governance standards applicable to public U.S. companies…, page 38

13.   We note your statement that you have relied on and intend to continue to rely on "some" of the corporate governance exemptions afforded to foreign private issuers under the NYSE and Nasdaq Global Market listing rules. In this risk factor, identify those corporate governance exemptions upon which you have relied and intend to continue to rely.

Holders of ADSs have fewer rights than shareholders under Japanese law…, page 39

14.   In this risk factor, or in a separate risk factor, disclose any limitations on an ADS holder's ability to receive dividends and other distributions (including rights) afforded to your common shareholders.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Our Global Footprint and Expansion, page 55

15.   Please consider revising your overview section to provide a balanced, executive-level discussion that identifies the most important themes or other significant matters with which management is concerned in evaluating the company's financial condition and operating results. We note that you will use the proceeds from this offering to finance your global expansion. Consider discussing any known material trends, demands, commitments, events and uncertainties related to your global expansion that may pose a risk or threat to the company. Describe the geographic areas in which management intends to focus those expansion efforts and how those expansion efforts will be prioritized.

Key Metrics, page 57

16.   Tell us what consideration you gave to disclosing monthly active paying users, globally and by geographic location. This would appear to be an important indicator of your ability to monetize your user base. We note on page 1 that Line, as a global platform, has users in more than 230 countries.

Factors Affecting Our Financial Condition and Results of Operations

User Engagement, page 58

17.   Tell us how the average number of messages sent and received impacts your revenues and why this is a key metric. Please clarify your disclosures accordingly.

18.   To the extent daily average messages sent and received and Stickers sent are key metrics, tell us what consideration you gave to disclosing these metrics for periods that correspond to the periods for which you present financial results. Explain how changes in these metrics correlate to the changes in communication revenue that you disclose on page 67.

19.   Tell us what consideration you gave to disclosing monthly active paying users of LINE Games, and to disclosing this metric for periods that correspond to the periods for which you present financial results. Explain how the change in this metric correlates to the change in content revenue that you disclose on page 67.

20.   We note the disclosure on page 54 of cumulative downloads for applications you offer on
       the LINE platform. Tell us to what extent and how you use this information on a periodic
       basis in managing the business and what consideration you gave to reporting comparative
       period presentation of download activity across your messaging applications, games and
       other LINE applications.

Results of Operations

Comparison of the Years Ended December 31, 2012 and 2013, page 66

Revenues

21.   Your revenue from content increased dramatically from 2012 to 2013 due to an increase
       in the sales volume of in-game items for LINE Games and to a lesser extent, increases in
       the sales of volume of in-game items for LINE Play. Please revise your disclosures to
       quantify material sources that contributed to these changes. We refer you to III.D of SEC
       Release No. 33-6835.

Advertising

LINE Advertising, page 67

22.   Tell us what consideration you gave to disclosing the number of contracts as of
       December 31, 2012. Also, tell us what consideration you gave to quantifying the extent to
       which increases in revenues relate to increases in contracts and the extent to which they
       relate to increase in prices. We refer you to Item 5 of Form 20-F and Section III.D of
       SEC Release No. 33-6835.

Portal Advertising, page 67

23.   Tell us what consideration you gave to disclosing the number of contracts as of
       December 31, 2013 and 2012. Also, tell us what consideration you gave to quantifying
       the extent to which increases in revenues relate to increases in contracts and the extent to
       which they relate to increase in prices. We refer you to Item 5 of Form 20-F and
       Section III.D of SEC Release No. 33-6835.

Management

Compensation, page 116

24.   Supplementally advise, with a view to disclosure, whether you are required to disclose, or
       have disclosed, in Japan the annual compensation of your named executive officers and
       directors on an individual basis for the most recently completed fiscal year. See Item
       6.B.1 of Form 20-F.

25.　Disclose the total amounts set aside or accrued by you to provide pension, retirement or similar benefits to your executive officers and directors. See Item 6.B.2 of Form 20-F.

Underwriting, page 152

26.　You disclose on page 155 that your underwriters may release the shares and ADSs subject to the lock-up agreements at any time with or without notice. Please clarify how this statement is consistent with the provisions of FINRA Rule 5131's concerning notice of the impending release of lock-up restrictions by the lead book-running manager to the issuer and to the public through a major news source.

Intersyndicate Agreement, page 153

27.　Please summarize the terms of the Intersyndicate Agreement that are material to investors and quantify the limited amount of shares that could be subject to resale by the international underwriters or describe how that amount is established.

Where You Can Find Additional Information, page 163

28.　Disclose that you will file with the SEC your annual report on Form 20-F within 120 days of the end of your fiscal year.

Consolidated Statements of Profit or Loss, page F-4

29.　It is not clear how you have presented your classification of expenses in the consolidated statement of profit or loss. We note that you appear to have a mixed presentation of function and nature by presenting "marketing expenses" and "employee compensation costs" respectively in the statement. Please advise or revise according to IAS 1.

Notes to Consolidated Financial Statements

3. Significant Accounting Policies

(20) Revenue

(i) Communications-LINE Stickers, page F-20

30.　Please clarify why you consider yourself to be principal in these transactions, including how you considered all of the factors in paragraph 21 of IAS 18 IE.

31.　We note that you recognize LINE Stickers revenue based on the estimated periods over which LINE Stickers are expected to be used by end users. Please disclose this period. Further, clarify how you determine the estimated period over which LINE Stickers are expected to be used. We note your disclosure on page F-30 that you take into account historical data on Sticker usage and user behavior. Clarify the specific historical data that you took into consideration, including how you track usage, and the length of time you have been tracking usage. Clarify the contractual period over which users have the right to use the Stickers and how you took this into consideration in determining the estimated period of use.

(ii) Content-LINE Games

(a) Social games developed by third-party platform partners

32.   We note your disclosure that you consider yourself the principal in providing services to third-party platform partners. Please clarify the third-party platform partners to whom you are referring, the role of these parties, and how you considered all of the factors in paragraph 21 of IAS 18 IE in determining that you are the principal in these transactions. Please also clarify who your customers are in these transactions. In this regard, you refer to arrangements and services provided to third-party platform partners, but you state that revenue recognized is consideration paid by end users. Please clarify the specific fees, if any, paid by the third-party platform providers, and whether you contract with the third party platform partners or the end users for purchases made. Revise your disclosures accordingly.

33.   We also note your disclosure that revenues recognized are the net proceeds, which are the amounts of total considerations paid by end users, less processing fees paid to payment processing service providers and the amount paid to third-party game developers. However, we note your disclosure on page 61 that payment processing and licensing expenses include processing fees paid to Apple and Google, your payment processing service providers, and licensing fees paid to owners of third-party content. As such, it appears that these fees are not net with revenue in your income statement. Please reconcile these disclosures.

34.   We note your disclosure that because objective evidence of the selling price such as third-party evidence of the selling price is not available, the Group estimates the fair value of the services based on cost plus margin. Total consideration is then allocated amongst the services based on the respective estimated fair values. We further note your disclosure that revenues are recognized when purchases of in-game items developed by third-party game developers are made by end users over the contract period which such games are accessible on the Group's platforms. As such, it is unclear how consideration is allocated amongst the different services that you describe. Please clarify these disclosures and the revenue recognition policies for each of these services that you describe.

(b) Internally developed social games

35.   We note your disclosure that revenues are recognized over the estimated period over which virtual items are expected to be used by end users. Please disclose this period. Further, clarify how you determine the estimated period over which virtual items are expected to be used. We note your disclosure on page F-30 that you take into account

historical data on purchase patterns and user behavior. Clarify the specific historical data that you took into consideration, including how you track usage, and the length of time you have been tracking usage. Clarify the contractual period over which users have the right to use the virtual items and the life of the games, and how you took this into consideration in determining the estimated period of use.

Advertising

(i) LINE Advertising – Official Accounts and Stickers, page F-21

36.   Please clarify your disclosure to explain how you recognize revenues through the use of a subscription revenue model yet do so as "services are rendered" over the contract period. It is also not clear how you have numbered this caption within Note 3(20) as an "(i)".

37.   In addition, please clarify your disclosure to explain the nature and terms of the "related revenues" associated with the listing of Sponsored Stickers in the LINE Stickers market place, provided to advertisers.

(ii) Portal advertising, page F-22

38.   You appear to provide two portal services, curation and web portal advertising. It is not clear from your disclosure what the accounting policy is for revenue recognition related to the provision of online content curation services. Please revise or advise.

Data management services, page F-22

39.   Please describe for us the nature and terms of the contracts as well as the type of customers that use your data management services. Tell us what other services or products you provide to this customer base.

Promotional Virtual Credits

40.   We note from disclosure in Note 4. (d) "Provisions" that you record a provision for the licensing expense payable to the third-party platform partners upon redemption of promotional virtual credits for virtual items by end users in the future. However, what is not clear is how you are accounting for any multiple-element arrangement considerations related to these credits. In this regard, tell us how you considered whether the use of promotional credits is part of any multiple-element arrangement revenue. Please clarify your accounting accordingly.

27. Share-Based Payments, page F-69

41.   Please disclose the weighted average fair value of options granted during each period presented as required by paragraph 47(a) of IFRS 2. Please also provide this information for the options granted that you disclose in Note 33.

29. Business Combinations

Acquisition of LINE Play, page F-73

42.   Please clarify the factors that you considered in determining that LINE Play was a business rather than an acquisition of assets. In this regard, we note your disclosure on page 8 that LINE Plus Corporation provides sales and marketing services for the LINE platform outside of Japan. Please clarify the specific assets and activities that were acquired, and how they meet the definition of a business as set forth in IFRS 3. Please also clarify whether there was any goodwill or intangibles associated with this business, recorded by NAVER prior to this acquisition. Clarify how these amounts have been reflected in your financial statements.

Exhibits

43.   Please tell us whether you intend to file the data hosting agreement with NAVER Business Platform Corporation dated October 20, 2010.

General

If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

You may contact Laura Veator, Staff Accountant, at (202) 551-3716 or Craig Wilson, Senior Assistant Chief Accountant, at (202) 551-3226 if you have questions regarding comments on the financial statements and related matters. Please contact Jan Woo, Attorney-Advisor, at (202) 551-3453 with any other questions. If you need further assistance, you may contact me at (202) 551-3462.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Branch Chief – Legal

cc: Via Email
        Jinduk Han, Esq.
        Craig Brod, Esq.
        Cleary Gottlieb Steen & Hamilton